

May 24, 2011

Leucadia National Corporation
Joseph A. Orlando, Vice President and Chief Financial Officer
315 Park Avenue South
New York, NY 10010

> **Re: Leucadia National Corporation**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-5721**

Dear Mr. Orlando:

We have reviewed your response to our comment letter dated May 2, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 15 – Exhibits and Financial Statement Schedules, page 68

1. We note your response to comment 10 in our letter dated May 2, 2011. We acknowledge that you have filed the amendment to the credit agreement (via incorporation by reference) as Exhibit 10.36 to the Form 10-K; however; your response does not address whether the original credit agreement dated October 29, 2010 has been filed as an exhibit to the annual report or incorporated by reference from a prior filing. Please tell us where the original credit agreement is filed.

You may contact Era Anagnosti at (202) 551-3369, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief